June 25, 2010

Via EDGAR

Robert W. Errett, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:                             Overstock.com, Inc.
Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-166871
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 4, 2010
File No. 000-49799

Dear Mr. Errett:

Overstock.com, Inc. has received the letter dated June 11, 2010 from the Division of Corporation Finance of the Securities and Exchange Commission regarding our filings referenced above.  We will have our responses to your comments to you by July 9, 2010.

Very truly yours,

/s/ Steve Chesnut
Steve Chesnut, Senior Vice President, Finance and Risk Management

Overstock.com, Inc.